UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-38385

GRIZZLY MERGER SUB 1, LLC

(as successor by merger to GCI Liberty, Inc.)

(Exact name of registrant as specified in its charter)

12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)          ☑

Rule 12g-4(a)(2)          ☐

Rule 12h-3(b)(1)(i)      ☑

Rule 12h-3(b)(1)(ii)     ☐

Rule 15d-6                   ☐

Rule 15d-22(b)            ☐

Approximate number of holders of record as of the certification or notice date: One (1) holder of record of the equity interests in Grizzly Merger Sub 1, LLC (as successor by merger to GCI Liberty, Inc.)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Grizzly Merger Sub 1, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2020

Grizzly Merger Sub 1, LLC
(as successor by merger to GCI Liberty, Inc.)

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President and Assistant Secretary